Exhibit 4.4

AMERIS BANCORP

2005 OMNIBUS STOCK OWNERSHIP

AND LONG-TERM INCENTIVE PLAN

RESTRICTED STOCK GRANT AGREEMENT

Grantee:	Number of Shares:	Date of Grant:
_____________________	_____________________	_____________________

Vesting Dates and Amounts* :	Closing Price at Date of Grant:
____________________________	$ per share
____________________________

THIS AGREEMENT (this “Agreement”) is made and entered into as of the date of the grant set forth above (the “Grant Date”), by and between Ameris Bancorp (f/k/a ABC Bancorp), a Georgia corporation (“Ameris”), and the above-named individual (the “Grantee”).

W I T N E S S E T H:

WHEREAS, Ameris has established the “ABC Bancorp 2005 Omnibus Stock Ownership and Long-Term Incentive Plan” (the “Plan”) to advance the interests of Ameris and any parent or subsidiary corporation of Ameris (together with Ameris, the “Company”) by strengthening the Company’s ability to attract and retain individuals of training, experience and ability in the employ of the Company and to furnish additional incentive to such key employees to promote the Company’s financial success; and

WHEREAS, pursuant to the provisions of the Plan, the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) authorized a grant of restricted capital stock of Ameris to the Grantee as reflected herein on the Grant Date, the Board approved such grant on the Grant Date, and the Committee has the full power and authority to direct the execution and delivery of this Agreement in the name and on behalf of Ameris in order to evidence and to set forth fully the terms of said grant;

NOW, THEREFORE, the parties hereto agree as follows:

1. Grant of Shares. Subject and pursuant to all terms and conditions stated in this Agreement and in the Plan, which is incorporated herein by this reference and made a part hereof as though fully set forth herein, Ameris grants to the Grantee on the Grant Date the number of shares of Ameris’s common stock, $1.00 par value per share (the “Common Stock”), set forth above (the “Shares”). The Grantee hereby accepts the Shares on such terms and conditions.

*	Subject to acceleration as provided in Sections 2(b) and 3 hereof.

2. Vesting/Forfeiture of Shares; Employment Termination.

(a) In General. Unless sooner vested pursuant to Section 3 hereof, the Shares shall become fully vested to the Grantee in accordance with the vesting schedule set forth above (each such date upon which all or any part of the Shares shall vest, a “Vesting Date”) so long as (i) the Grantee remains employed with the Company throughout the period commencing on the Grant Date and continuing through the applicable Vesting Date and (ii) the performance targets set forth on Exhibit A attached hereto with respect to such Vesting Date have been met. Subject to the Committee’s discretion to accelerate the vesting of the Shares under certain circumstances as set forth in paragraph (b) immediately below, in the event that the Grantee’s employment with the Company terminates for any reason prior to a Vesting Date, other than under the circumstances described in Section 3 hereof, all the then unvested Shares shall be forfeited to the Company and cancelled on the date of such termination.

(b) Discretion to Accelerate Vesting. In the event that the Grantee’s employment with the Company terminates prior to a Vesting Date due to either Retirement, Disability or Death (as each such term is defined in the Plan), then the Committee, in its sole and absolute discretion, may cause all or any part of the Shares theretofore unvested nevertheless to become fully vested on one or more Vesting Dates (or sooner, in the discretion of the Committee).

3. Vesting of Shares Following Change in Control. If a Triggering Event (as defined in the Plan) shall occur within the 12-month period beginning with a Change in Control (as defined in the Plan) of the Company, then, effective immediately prior to such Triggering Event, all unvested Shares not previously forfeited and cancelled pursuant to Section 2(a) hereof shall become immediately and fully vested in the Grantee and all forfeiture and transfer restrictions thereon shall lapse.

4. Section 83(b) Election. If the grant of the Shares would not be taxable under the provisions of Section 83(a) of the Internal Revenue Code of 1986, as amended (the “Code”), as a result of the forfeiture and restriction on transferability provisions contained herein, then the Grantee shall be authorized, in the Grantee’s discretion, to make an election to be taxed on the grant of the Shares under Section 83(b) of the Code. To effect such election, the Grantee shall file an appropriate election with the Internal Revenue Service and shall submit a copy of any such election to the Company within thirty (30) days after the grant of the Shares and otherwise in accordance with applicable Treasury Regulations. The Company’s copy of the election shall be sent to the Committee at Ameris Bancorp, 24 Second Avenue, SE, Moultrie, Georgia 31768, Attention: Chairman.

5. Withholding Taxes. The Grantee acknowledges that he or she generally will be required to recognize income for federal, state or local income tax purposes upon the vesting of the Shares (or upon the grant of the Shares, if the Grantee makes an election with respect to the Shares pursuant to Section 83(b) of the Code, as more fully described in Section 4 hereof), and that such income generally will be subject to withholding of tax by the Company (the “Tax”). The Grantee agrees that the Company, in its discretion, may withhold such Tax in any of the following ways:

(a) The Company may withhold an appropriate amount from any compensation or any other payment of any kind then payable or which may become payable to the Grantee;

(b) The Committee may require the Grantee to make a cash payment to the Company equal to the amount of withholding required in the opinion of the Company; or

(c) The Grantee may request, in lieu of cash payment, that the Company accept shares of Common Stock already owned by the Grantee or withhold a portion of the Shares, each as more fully described below. If the Committee grants any such request in whole or in part, in its sole and absolute discretion, any shares so accepted or withheld by the Company under this paragraph (c) shall be valued at their fair market value, as determined in good faith by the Board. In no such event shall any fractional shares be accepted or withheld, and thus any deficiency remaining after the acceptance or withholding of whole shares shall be satisfied by the Grantee in cash.

In the event the Committee permits payment of the Tax or any portion thereof to be made in whole or in part with previously issued shares of Company Stock owned by the Grantee, the stock certificates evidencing the shares so to be used shall be surrendered to the Company by the date determined by the Company for such surrender and shall be duly endorsed or accompanied by duly executed stock powers to transfer the same to the Company. In the event the Committee permits payment of the Tax to be made in whole or in part with a portion of the Shares, the Grantee need not surrender any stock certificates but shall provide upon request a written statement directing the Company to retain that number of Shares as shall equal the number of shares of Common Stock that would have been surrendered to the Company if the Tax had been paid with previously issued stock.

In the event the Grantee does not make such payment when requested, the Company may refuse to issue or cause to be delivered any Shares under this Agreement or any other incentive plan agreement entered into by the Grantee and the Company until such payment has been made or arrangements for such payment satisfactory to the Company have been made.

6. Escrow and Delivery of Shares.

(a) Escrow; Legend. The Shares shall be issued in the name of the Grantee as soon as reasonably practicable after the Grantee has executed this Agreement and the appropriate blank stock powers. Prior to the time the restrictions on the Shares lapse pursuant to Section 2 hereof, the Shares may not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated, but the Grantee shall have all other rights of a stockholder with respect to the Shares as set forth in Section 7 hereof. Certificates representing the Shares shall be held by the Company in escrow and shall remain in the custody of the Company until their delivery to the Grantee or his estate as set forth in paragraph (b) immediately below or their forfeiture to the Company as set forth in Section 2(a) hereof. Each such stock certificate shall bear a legend in substantially the following form:

“This certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture and restrictions against transfer) contained in the ABC Bancorp 2005 Omnibus Stock Ownership and Long-Term Incentive Plan (the

“Plan”) and a Restricted Stock Grant Agreement (the “Agreement”) between the registered owner of the shares represented hereby and Ameris Bancorp. Release from such terms and conditions shall be made only in accordance with the provisions of the Plan and the Agreement, copies of which are on file in the office of the Secretary of Ameris Bancorp.”

(b) Delivery. As soon as practical following the lapse of the restrictions pursuant to Section 2 hereof (or following the vesting of Shares pursuant to Section 2(b) or 3 hereof), provided the Grantee has satisfied all applicable withholding requirements with respect thereto, the Company shall issue new certificates which shall not bear the legend set forth in paragraph (a) immediately above; provided, however, that the Shares will be delivered only in compliance with all applicable federal and state securities and other laws.

7. Voting Rights; Dividends; Capital Changes. The Grantee shall have the full power to vote all of the Shares (including any unvested Shares) from time to time and shall be entitled to receive all dividends declared upon any of the Shares (including any unvested Shares) from time to time (net of any applicable withholding taxes). The Grantee hereby acknowledges that any cash dividends declared upon unvested Shares shall be payable to the Grantee solely in cash and shall not be eligible for reinvestment in any dividend reinvestment program administered by the Company. All shares of capital stock or other securities issued with respect to any of the Shares or in substitution thereof, whether by the Company or by another issuer, shall be subject to all of the terms of this Agreement and may be forfeited to the Company under Section 2(a) hereof under the same circumstances as the Shares with respect to, or in substitution for, which they were issued.

8. No Rights to Employment. Neither this Agreement nor the Plan shall confer upon the Grantee any rights of employment with the Company, including, without limitation, any right to continue in the employ of the Company, or shall affect the right of the Company to terminate the employment of the Grantee at any time, with or without cause.

9. Heirs and Successors. This Agreement and all terms and conditions hereof shall be binding upon the parties hereto, and their successors, heirs, legatees and legal representatives.

10. Plan Controls. Copies of the Plan will be made available to the Grantee upon request. In the event of any conflict between the Plan and this Agreement, the Plan shall control and this Agreement shall be deemed to be modified accordingly.

11. Governing Law; Venue. To the extent not superseded by federal law, the laws of the State of Georgia shall control in all matters relating to this Agreement and any action relating to this Agreement must be brought in Colquitt County, State of Georgia.

12. Counterparts; Facsimile Delivery. This Agreement may be executed simultaneously in counterparts, each of which will be deemed an original, and all of which together will constitute one and the same instrument. Executed counterparts may be delivered via facsimile transmission.

13. Compliance with Section 409A. The Company expressly reserves the right to modify or amend this Agreement without the consent of the Grantee if the Committee determines, in its sole discretion, that such modification or amendment is necessary or desirable for purposes of compliance with or exemption from the requirements of Section 409A of the Code or any regulations or other guidance issued thereunder; provided, however, that the Company shall have no liability whatsoever to the Grantee or any other person in the event that this Agreement is determined to be subject to and not in compliance with Section 409A of the Code.

[Signatures on following page.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, all as of the Grant Date set forth herein.

AMERIS BANCORP

By:
Chairman of the Committee

GRANTEE

EXHIBIT A

PERFORMANCE TARGETS

[To be completed.]

STOCK POWER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                                                      ,                                          shares of the $ 1.00 par value per share Common Stock of Ameris Bancorp, standing in his/her name on the books of said Corporation, represented by Certificate No(s).                                              , and does hereby irrevocably constitute and appoint                                               attorney to transfer the said stock on the books of said Corporation with full power of substitution in the premises.

Dated:

(Signature)

(Printed Name)

GUARANTEE: